UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 4)*

Avistar Communications Corporation

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

05379X208

(CUSIP Number)

Gerald J. Burnett
Avistar Communications Corporation
1875 South Grant St., 10th Flr.
San Mateo, CA  94402
Telephone:  (650) 525-3300

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 23, 2008

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 05379X208

1.	Names of Reporting Persons Gerald J. Burnett

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF & OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 14,171,700

	8.	Shared Voting Power -0-

	9.	Sole Dispositive Power 14,171,700

	10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 14,171,700

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 41.02%

14.	Type of Reporting Person (See Instructions) IN

Item 1.	Security and Issuer

This Amendment No. 4 amends the Statement on Schedule 13D filed with the Securities and Exchange Commission (the “Commission”) on September 1, 2000 by R. Stephen Heinrichs, Gerald J. Burnett and The Gerald J. Burnett and Marjorie J. Burnett Revocable Trust for the benefit of Gerald J. and Marjorie J. Burnett (the “Burnett Trust”) (the “Original Schedule 13D”), and amended on October 15, 2003 (“Amendment No. 1”), on November 14, 2003 (“Amendment No. 2”) and on January 25, 2008 (“Amendment No. 3”) by Dr. Burnett.  This Amendment relates to shares of common stock, $0.001 par value per share of Avistar Communications Corporation, a Delaware corporation (the “Issuer”), with its principal executive office at 1875 South Grant Street, 10th Flr., San Mateo, CA  94402.  The following amendment to the Schedule 13D is hereby made.  Unless otherwise defined herein, all capitalized terms shall have the meanings ascribed to them in the Schedule 13D.

Item 2.	Identity and Background

(a) This Amendment is being filed by Gerald J. Burnett.

(b) Dr. Burnett’s address is c/o Avistar Communications Corporation, 1875 South Grant St., 10th Flr., San Mateo, California 94402.

(c) Until January 2008, Dr. Burnett was employed by the Issuer as its President and Chief Executive Officer.  Dr. Burnett continues to serve as chairman and a member of the board of directors of the Issuer.

(d) During the past five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations and misdemeanors).

(e) During the past five years, the Reporting Person has not been party to a civil proceeding of a judicial or administrative body of competent jurisdiction, where, as a result of such proceeding the Reporting Person is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or any finding of any violation with respect to such laws.

(f) Dr. Burnett is a citizen of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration

The ownership of shares of the Issuer’s common stock previously reported in the Original Schedule 13D, Amendment No. 1, Amendment No. 2 and Amendment No. 3 is hereby amended to include the following information.

Dr. Burnett has acquired shares of the Issuer’s common stock through open market purchases during 2008 using his personal funds.  A summary of the shares acquired follows:

	Date	Number of Shares	Price Per Share	Total Price Paid
	04/23/08	200	$0.82	$164.00
	04/24/08	1,400	0.88	1,232.00

	TOTALS:	1,600		$1,396.00

Dr. Burnett has also disposed of 43,527 shares of the Issuer’s common stock in the form of bona fide gifts not previously reported on the Original Schedule 13D, Amendment No. 1, Amendment No. 2 or Amendment No. 3.

Item 4.	Purpose of Transaction

The acquisition of the Issuer’s common stock by Dr. Burnett through open market purchases were for investment purposes only and were not intended to, and did not, affect any change in the control of the Issuer.

Item 5.	Interest in Securities of the Issuer

(a)                 Dr. Burnett beneficially owns 14,171,700 shares of the Issuer’s common stock in a revocable trust, or 41.02% of the 34,547,139 shares of Issuer’s common stock outstanding as of May 5, 2008.  Dr. Burnett has the sole power to vote, direct the vote, dispose and direct the disposition of such shares of the Issuer’s common stock.

Dr. Burnett also beneficially owns $1,540,000 principal amount of 4.5% convertible subordinated secured promissory notes due 2010 that are expected to become convertible into common stock of the Issuer on January 4, 2009.
Dr. Burnett has the sole power to dispose and direct the disposition of such notes.

(b) There is no shared power to vote or to direct the vote, or shared power to dispose or to direct the disposition, of any shares of common stock referenced in paragraph 5(a).
(c) Except as reported herein, Dr. Burnett has not engaged in any transactions in the common stock of the Issuer during the past 60 days.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Dr. Burnett has entered into a revocable trust agreement for estate planning purposes through which he owns all of his interests in the Issuer.  Dr. Burnett has the sole voting and dispositive power over shares held by the Burnett Trust and may revoke the trust in his sole discretion.

Item 7.	Material to be Filed as Exhibits
None

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

June 16, 2008
Date
/s/ Gerald J. Burnett
Signature
Gerald J. Burnett, Trustee
Name/Title